SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

FUNDTECH LTD.
(Name of Subject Company (Issuer))

CLAL INDUSTRIES AND INVESTMENTS LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

M47095100
(CUSIP Number of Class of Securities)

Sarit Hecht, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel
(972) 3-607-5795
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Daniel E. Wolf, Esq.	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Ido Zemach, Adv.
Four Times Square	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$29,233,575	$1,148.88***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. at a purchase price of $12.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. M47095100

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Clal Industries and Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,692,678
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,692,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,692,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14.	TYPE OF REPORTING PERSON * CO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Clal Industries and Investments Ltd., an Israeli company (“Clal”), on March 5, 2008 with the Securities and Exchange Commission (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed by Clal on March 10, 2008 with the Securities and Exchange Commission (“Amendment No. 1”), in connection with its offer to purchase up to 2,338,686 outstanding ordinary shares, nominal (par) value NIS 0.01 per share (the “Shares”), of Fundtech Ltd. (“Fundtech”), at $12.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated March 5, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, Amendment No. 1, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 10. SUMMARY TERM SHEET.

Item 10 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a) and (b) Financial and pro forma information with respect to Clal has not been included in this Schedule TO because Clal believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Clal believes that its financial condition is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) Clal has sufficient cash to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee Clal’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, Clal has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that Clal is offering to purchase in the Offer. In addition, while the financial condition of a bidder may be material when a bidder seeks through a tender offer to acquire a significant equity stake in order to influence the management and affairs of the target (in which case shareholders of the target may need financial information for the prospective controlling shareholder to decide whether to tender in the offer or remain a continuing shareholder in the target company with a dominant or controlling shareholder), Clal believes that its financial condition is not material to holders of Shares because Clal’s significant existing equity stake means that the foregoing consequences will not occur as a result of the Offer in that they already exist. As described in the Offer to Purchase, Clal already exerts substantial influence over Fundtech and Fundtech shareholders have had a prior opportunity to become familiar with Clal in light of its significant existing shareholdings. Moreover, Clal believes that there will be little substantive effect, if any, on such influence as a result of its increasing its ownership from 42.9% to 57.9% (assuming the purchase of the maximum number of Fundtech shares sought in the Offer), with the only practical effects being (besides Clal having a larger investment in Fundtech) that (i) Clal will no longer be subject to the special tender offer requirements in Israel (as described in the Offer to Purchase) having crossed the 45% threshold and (ii) if Clal increases its ownership from 42.9% to more than 50.0%, it will have sufficient voting power to guarantee (as opposed to having significant influence over) the outcome of resolutions submitted to the shareholders of Fundtech. In this regard, Clal notes that under the provisions of the Israeli Companies Law, (i) special disinterested shareholder approval requirements apply to transactions between Clal (or its affiliates) and Fundtech or transactions of Fundtech in which Clal (or its affiliates) has an interest (other than solely through Clal’s ownership of Fundtech shares), where such transactions are material to Fundtech, or not in its ordinary course of business or not on market terms, thus ensuring that Clal will not be able to use a majority voting position to unilaterally approve transactions in which it or its affiliates have an interest and (ii) the voting requirements for resolutions in shareholder meetings are measured off of a percentage of votes cast.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAL INDUSTRIES AND INVESTMENTS LTD.
By: /s/ Gonen Bieber —————————————— Name: Gonen Bieber Title: VP Finance	By: /s/ Yehuda Ben Ezra —————————————— Name: Yehuda Ben Ezra Title: Comptroller

Dated: March 17, 2008

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.